TUNGRAY TECHNOLOGIES INC.

November 8, 2023

Mr. Kyle Wiley

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Tungray Technologies Inc.
Amendment No. 5 to Registration Statement on Form F-1
Filed October 4, 2023
File No. 333-270434

Dear Mr. Wiley:

This letter is in response to the letter dated October 30, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Risk Factors

Risks Related to Doing Business in Singapore

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions)..., page 51

1.	We note your disclosure that the spread of COVID-19 did not have any material impact on the Company’s business during the six months ended June 30, 2023, and the years ended December 31, 2022 and 2021. We also note your disclosure on page 85 that "during the six months ended June 30, 2023, due to the end of the COVID-19 pandemic, the market needs for printers and other automation equipment returned to a normal level which resulted in a sharp decrease in the new purchase demand of customers in 2023." Please revise your discussion regarding the impact of the COVID-19 pandemic or advise.

Response: The Company has modified the relevant description of the impact of the COVID-19 pandemic on the Company's business during the six months ended June 30, 2023 on page 22-23, 36, 52, 83, 84 and F-30.

Kyle Wiley

Staff Attorney

November 8, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of

Tungray

Key Factors Affecting Results of Operations, page 82

2.	We note that management considers customer retention a key factor affecting your results of operations. We also note that your overall customer retention rates decreased from 52.2% during the six months ended June 30, 2022, to 45.6% during the same period in 2023, which is also a decrease from the 48.8% retention rate for fiscal year 2022. Please revise to include a discussion of the reasons for this decrease.

Response: The Company has included the reasons for the decrease in customer retention on page 83.

Financial Statements

Note 2. Summary of significant accounting policies

Prepayments, page F-10

3.	It is unclear if the disclosed policy for prepayments on page F-10 is applicable to prepaid expenses or perhaps another asset such as receivables. Please revise your policy disclosure, if necessary, and advise us.

Response: The Company has modified the policy disclosure for prepayments on page F-10.

Note 17. Subsequent events, page F-30

4.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Response: The Company has revised to disclose the date through which it evaluated subsequent events on page F-30.

General

5.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 27, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

Kyle Wiley

Staff Attorney

November 8, 2023

Response: The Company has revised the disclosures relating to legal and operational risks associated with operating in China and PRC regulations throughout the Registration Statement, including on pages 3, 5, 18-19, 21, 24, 26-27, 49-50, 53-57, 59-62, 75, 122, 159, and 167.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

[Signature Page Follows]

Kyle Wiley

Staff Attorney

November 8, 2023

Very truly yours,

By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

cc:

Jinhua (Anna) Wang, Esq.

Robinson & Cole LLP

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